HART & TRINEN
                                Attorneys at Law
                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)


                                December 9, 2005

Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Bella Trading Company, Inc.
            Registration Statement on Form SB-2
            File Number 333-121034

Dear Mr. Dang:

      This office represents Bella Trading Company, Inc. (the "Company"). Amendment No. 3 to the Company's Registration Statement on Form SB-2 has been filed with the Commission.

      Initially, we take note of the second paragraph of your August 9, 2005 letter which states, in part, as follows:

      "Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing."

      Staff comments should focus on disclosures which are material to an investor. Matters which may be of curiosity to a particular staff member are not necessarily material. Likewise, issues pertaining to presentation or style, to the extent that the presentation or style is not materially misleading, should be left to the discretion of the registrant.

      In our opinion many of the comments in the staff's August 9, 2005 letter do not in any way pertain to the disclosure of material information and can only be considered as harrassment.

      This letter contains the Company's responses to the comments received from the Staff by letter dated August 9, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment. The letters "FS" under the Page No. column refer to page numbers of the Company's financial statements.

                                                                  Page Reference

1.    The  prospectus  filed as part of Amendment No. 3 has page
      numbers.                                                              2

2.    We have removed all references to Rule 416.                  Cover Page

3.    Comment complied with.                                                2

4.    The prospectus has been amended to show that the offering
      will continue until July 31, 2006.                                1, 18

5.    For ease of identification the risk factor headings have
      been underlined.                                                4, 5, 6

6.    Comment complied with.                                                5

7. From the standpoint of almost all investors, there is only one risk and that is that the price of a security will go down and not up. People buy stocks for one reason and that is to make money. The only way to make money is for the stock price to go up. People do not invest in stocks so they can receive annual reports
      (which they do not read) or receive invitations to shareholder meetings (which they do not attend). For the most part investors do not care why the price of stocks which they own goes up and down, they only care if the price goes up or down. In the last sentence of the first paragraph of the risk factor section of the prospectus it is disclosed that Bella's common stock could decline if any risk materializes.

      Each bullet point in the risk factor which is the subject of this comment discloses a reason why Bella may not be profitable. Bella's inability to earn a profit may cause Bella's common stock to decline. As such, there is simply no reason to present each bullet point as a separate risk factor since each one would lead to the same result i.e. if the risk occurs Bella may never earn a profit and if Bella does not earn a profit the price of Bella's common stock may decline.

      Nothing in the Commission's rules or regulations, including Release 33-7497 or Rule 421(b), prohibits this style of disclosure. In fact Rule 421(b)(1) mandates the use of bullet lists.

      The  presentation  of the  information in this risk factor is  a  question  of  style  and  should  be  left  to  the
      discretion of the registrant.                                       N/A

8.    We have  removed the risk  factor  which is the subject of this comment.  It is  self-evident  that there is a market
      in the United States for jewelry.                                     5

9.    Comment complied with.                                                8

10.   Comment complied with.                                                8

11.   The  amended  registration  statement  contains  financial information  for the years  ended  September  30, 2004 and
      September  30, 2005.  Sales between these two periods were
      comparable.                                                          10

12.   The   gross   profit  is  shown  in  the   statements   of
      operations.  Instruction 4 to Item 303 of  Regulation  S-K provides that  "Registrants need not recite the amounts of changes  from year to year  which are  readily  computable from the financial  statements.  The discussion  shall not
      merely   repeat    numerical   data   contained   in   the
      consolidated financial statements."                                 N/A

13.   The reference to Christmas prices has been removed from the prospectus since the MD&A discussion now pertains to the
      years ended September 30, 2005 and September 30, 2004.              N/A

14.   Why  would  an  investor  care as to what  portion  of the
      $18,000  was  paid  by  private  placement  funds?  To the extent  anyone  would  care the  statements  of cash  flow
      included   as  part   of  the   prospectus   provide   all
      information  concerning the cash generated and used by the
      Company  since its  inception.  The  amount of cash  which the  Company  netted from its  private  placement  is also shown  in the  statement  of cash  flows  and  need not be repeated  in this  section of the  prospectus.  We revised the  prospectus  to disclose the amount of cash on hand as the most  practical  date.  This comment also requests the
      Company  to  disclose  "your  operating  expenses  for the disclosed  periods and reasons behind such expenses".  Are you  serious?  Do you really  want the Company to disclose the  reasons it  incurred  operating  expenses?  This is a comment  which has no  purpose  other  than to harass  the
      registrant.                                                         N/A

15.   We  have  expanded  disclosure  concerning  the  Company's website and who will  undertake the Company's  promotional activities.  With the use of any computer an  "advertising flyer" can be  prepared in less than 15 minutes and copied at a cost of 5 cents per  flyer.  Anyone who has ever held a  garage  sale  knows  how  easy  it  is  to  prepare  an
      "advertising  flyer".  Anyone who knows the  directions to
      Office Max,  Office Depot,  Kinko's or any similar  office supply  store  knows  how  inexpensive  it is to  copy  an
      "advertising  flyer".  Disclosing the details of a simple
      and routine  task such as  preparing  and  copying  flyers
      would  not  provide   any   material   information   to  a
      prospective investor.                                            14, 15

16.   Comment complied with.                                               17

17.   The Company has not conducted  any research  regarding the use of  catalogues.  We have added  catalogues to the list
      of advertising methods.                                              15

18.   Comment complied with. 11

19. Item 101.c.x of Regulation S-K allows an issuer to name its major competitors. A competitor sells the same products or services as a registrant. If the Company would be allowed to reference Zales and Whitehall in the section of the prospectus dealing with competition, why would the Company be prohibited from stating elsewhere in the prospectus that it provides the same type of jewelry sold by Zales and Whitehall? Nothing in the rules or regulations of the SEC prohibits this type of disclosure and since it is absolutely true, it cannot be misleading.

      I think the inventors of the Plain English Language rule would faint if they knew the staff was requesting the Company to define the term "contemporary jewelry. If you log onto AOL and do a search for which contain nothing but matches to "contemporary jewelry". Why does the whole world know the meaning of the term contemporary jewelry, yet this term remains a mystery to the staff?

      Nevertheless  we  have  added  a  definition  of the  term
      contemporary jewelry to the prospectus.                               3

20.   Comment  complied with.  Documentation to substantiate the disclosures  which are the subject of this comment will be
      sent under separate cover.                                           13

21.   Who cares how the  products are  designed?  Maybe they are designed  by the  vendor's  mother-in-law.  Maybe they are designed by the vendor's old drinking  buddy who now lives in  Cleveland.  All that is  important is that the Company selects  those  products  offered by the  vendor  which it believes  it  can  sell  at  a  profit.  Who  designs  the products is not  material.  Again this is another  example of  a  comment  which  is  not  designed  to  provide  any material  information  to an investor but is only designed
      to harass the Company.                                              N/A

22.   Since the  Company's  business  plan does not  reflect  an intention  to  publish  a  catalogue  you are  correct  in inferring that the Company's  reference to catalogues is a reference to  catalogues  owned or run by other  entities.
      Since the  Company  is not in the  catalogue  business  it does not know how catalogue  orders are structured.  Since the  Company has not began to use  catalogues  it does not know if orders  will be routed  directly to the Company or through the  publisher  of the  catalogue.  We cannot even imagine why an ordinary  and prudent  investor  would care whether a catalogue allows customers to purchase  directly from the  Company or whether  they  would be  required  to purchase  from the  catalogue  which then routes the order to the Company.  In either case,  the Company  generates a
      sale.                                                               N/A

23.   Comment complied with. 14

24.   Comment complied with. 17

25.   It works like this.  The  Company  receives  $20,000  from the sale of the securities in the private  placement.  The
      Company  receives  a bill from the  Company's  accountants for the audit of the Company's financial  statements which are included in the  registration  statement.  It writes a check from its  checking  account to pay the  accountants.
      The Company also writes a check for office  supplies (i.e.
      general  administrative  expenses)  from the same checking account.  This is how it is able  to use  the  funds  from
      the  private   placement  to  pay  the  expenses  of  this
      offering  and  some  of  its  general  and  administrative
      expenses.                                                           N/A

26.   How can the  officers of the Company rely on Rule 3a4-1 if they  participated  in  the  Company's  private  placement which was  conducted  less than twelve months prior to the
      time  the   Company   filed   its   initial   registration
      statement.  Insofar as the  "detailed  analysis"  which is requested  by this  comment we direct you to our  response to comment 66 of the  staff's  letter  dated  January  11,
      2005.                                                               N/A

27. We recently had the opportunity to review the registration statements filed by Cynosure, Inc. and Basic Energy Services, Inc. in connection with their initial public offerings. We understand these registration statements recently became effective. Our review of these registration statements revealed absolutely nothing:

     o Concerning how an investor can purchase shares offered by the prospectus,
     o Whether the investor will receive a confirmation of the purchase,
     o Under what circumstances a potential investor could withdraw a subscription or how the "mail box" rule would apply in such a situation.

      Although  we  consider  this  comment  insulting  we  have nevertheless  removed  the  word  "anticipates"  from  the
      prospectus.                                                          19

28.   The  prospectus  has been  modified  in  response  to this
      comment.                                                             19

29.   We have revised the  prospectus to disclose how purchasers will send the Company  "subscriptions".  The Company  does not have a document  which will evidence the acceptance of
      the  Company's   offer.   In  this  regard  we  call  your
      attention  to Section  4-8-113 of the  Uniform  Commercial
      Code which is  applicable in Colorado and almost all other
      jurisdictions.                                                       19

30.   What does prior  comment 45 have to do with the  Company's ability to pay its  current  expenses?  We cannot  explain how the  Company's  available  funds will be enough to pay for its current  offering  expenses since, as disclosed in the prospectus,  the remaining  offering  expenses will be paid from the proceeds of the  offering.  Prior comment 45 only related to the  difference  between the gross and net
      proceeds  of  the  Company's   private   offering.   Prior
      comment 45 had  nothing to do with the  Company's  ability to pay  its  offering  expenses.  What  was the  point  of
      reissuing prior comment 45?                                         N/A

31.   Comment complied with.                                       F-11, F-12

32.   We have modified the registration statement in response to
      this comment.                                                    Item 26


      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.



                                    William T. Hart

WTH:ap